July 3, 2019

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.
128 Baytech Drive
San Jose, CA 95134

       Re: Restoration Robotics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 20, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 15, 2019
           File No. 001-38238

Dear Mr. Rhodes:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibit Index, page 109

1. The consent of Grant Thornton LLP included in Exhibit 23.1 refers to their report dated
      March 19, 2019, although their audit report included on page 80 of the Form 10-K is dated
      March 20, 2019. Please amend your filing to have Grant Thornton LLP provide a consent that refers to the correct audit report date.
 Ryan Rhodes
FirstName LastNameRyan Rhodes
Restoration Robotics, Inc.
Comapany NameRestoration Robotics, Inc.
July 3, 2019
Page 2
July 3, 2019 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 6. Exhibits, page 67

2. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph
         4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions.
         Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and
         Item 601(b)(31) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Heather Percival, Senior
Attorney, at (202) 551-3498 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:      Brian J. Cuneo